Exhibit 99.38

U.S. Silver Reports Year End 2010 Results – 270% Increase in Operating Cash Flow and Appointment of Chief Operating Officer

TORONTO--(BUSINESS WIRE)--April 29, 2011--U.S. Silver Corporation (TSX-V: USA, US OTCQX: USSIF, Frankfurt: QE2) (“US Silver” or “the Company”) is pleased to announce financial results in U.S. dollars for the year ended December 31, 2010.

“We are pleased with our financial performance for 2010,” said Mr. Tom Parker, CEO of U.S. Silver. “Despite slight production declines due to lower head grades, rehabilitation work and efforts to ensure full compliance with regulatory requirements, we increased our revenue by more than 35% and generated operating cash flow of nearly $9 million. Given the recent upsurge in silver prices and our commitment to improving production output, we anticipate that our performance will be sustained through 2011.”

Key Financial and Operating Highlights

•	Revenue totalled $62.4 million, up 35% from $45.9 million for 2009

•	Pre tax net income was $4.9 million, up 145% from $2.0 million for 2009

•	Cash Flow from Operating Activities was $8.9 million, up 272% from $2.4 million for 2009

•	Cash and restricted cash on hand was $8.6 million

•	Silver production totalled 2,275,817 ounces, down 6% from 2,427,156 for 2009

•	Generated gross proceeds of $6.9 million through a bought deal private placement

For the years ended December 31 (US$ millions)	2010	2009

Revenue	$62.4	$45.9
Cost of Mining	46.4	39.3
General and administrative	3.7	2.8
Exploration	1.7	0.7
Selling and marketing	0.2	0.1
	$10.4	3.0
Other expenses	5.5	1.0
Net income before tax	$4.9	2.0
Net income after tax	$3.6	$6.8

Cash flow from operations	$8.9	$2.4
Production
Silver (ounces)	2,275,817	2,427,156
Lead (pounds)	5,613,689	6,446,856
Copper (pounds)	1,000,319	1,075,307

Cash Costs ($/oz after by-product credits)	$13.50	$11.67

“As we have communicated previously, our production output will vary from quarter to quarter due to our narrow vein mining operations,” added Mr. Parker. “Nevertheless, we remain confident that we will deliver an average annual production in excess of 2.4 million ounces of silver in 2011. To that end, we are currently exploring ways to improve and expand production in periods ahead.”

Appointment of Chief Operating Officer

U.S. Silver is very pleased to announce the appointment of Steve Long as Chief Operating Officer and Mine Manager effective May 9th, 2011. Steve’s vast experience in underground mining in various senior management roles over a 33 year career, most recently with Newmont Mining Corporation in Elko, Nevada and previously with Barrick, Echo Bay and Homestake Mining will be a most welcome addition to the management of the Company. Steve will be based in Wallace, Idaho at the Galena mine.

U.S. Silver will file its financial statements for the year ended December 31, 2010 and related management’s discussion and analysis (MD&A) with securities regulatory authorities within applicable timelines. The Company’s financial statements, MD&A and related documents are available from SEDAR.

ABOUT U.S. SILVER CORPORATION

U.S. Silver, through its wholly owned subsidiaries, owns and/or operates the Galena, Coeur, Caladay and Dayrock silver-lead-copper mines in Shoshone County, Idaho, with the Galena mine being the second most prolific silver mine in US history. Total silver production from U.S. Silver's mining complex has exceeded 217 million ounces of silver production since 1953. U.S. Silver controls a land package now totaling approximately 14,000 acres in the heart of the Coeur d'Alene Mining District. U.S. Silver is focused on expanding the production from existing operations as well as exploring and developing its extensive SilverValley holdings in the Coeur d'Alene Mining District.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Certain information in this press release may contain forward-looking statements. This information is based on current expectations that are subject to significant risks and uncertainties that are difficult to predict. Actual results might differ materially from results suggested in any forward-looking statements. The Company assumes no obligation to update the forward-looking statements, or to update the reasons why actual results could differ from those reflected in the forward looking-statements unless and until required by securities laws applicable to the Company. Additional information identifying risks and uncertainties is contained in filings by the Company with the Canadian securities regulators, which filings are available at www.sedar.com.

CONTACT:
U.S. Silver Corporation
Tom Parker, CEO
208-752-0400
or Chris Hopkins, CFO
416-907-9539
or
The Equicom Group,
Patrick Piette, 416-815-0700 x 267